VIA EDGAR CORRESPONDENCE

December 15, 2014

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Georgia Worldwide PLC

Amendment No. 1 to

Registration Statement on Form F-4

Filed November 21, 2014

File No. 333-199096

Dear Ms. Block,

On behalf of our client, Georgia Worldwide PLC, a corporation organized under the laws of England and Wales (“Holdco” or the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated December 10, 2014 with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”).

Holdco has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence.  We are also providing supplementally to the Staff five copies of a version of Amendment No. 2, which has been marked to show changes since the filing of the Registration Statement on November 21, 2014, and certain other information noted below.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Generally, the information contained herein with respect to Holdco has been furnished by Holdco, the information contained herein with respect to GTECH S.p.A. (“GTECH”) has been furnished by GTECH and the information contained herein with respect to International Game Technology (“IGT”) has been furnished by IGT. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Material United States Federal Income Tax Considerations, Page 108

1.              Please revise to state here that the discussion is the opinion of Wachtell, Lipton, Rosen & Katz.  As such, please also remove the word “summarizes” in the first sentence and throughout this discussion, such as at page 110.  In addition please have counsel revise the opinion filed as exhibit 8.1 to state that the prospectus discussion is the opinion of counsel and to have counsel consent to the inclusion of that opinion in the prospectus.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 134, 135, 136, 137, 140, 141 and 144 of Amendment No. 2.  The revisions on page 140 of Amendment No. 2 are intended to make the disclosure relating to the Holdco Merger parallel to the disclosure relating to the IGT Merger.  In addition, Wachtell, Lipton, Rosen & Katz has revised its opinion in Exhibit 8.1 and Allen & Overy LLP has included its opinion in Exhibit 8.4, in each case stating that the relevant prospectus discussion is the opinion of counsel.

Signatures, page II-3

2.              We note your response to our prior comment 39.  Please revise the second half of the signature block to indicate which persons are signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer.  Refer to From F-4, Instructions to Signatures.

Response: We respectfully inform the Staff that Alberto Fornaro has been appointed as Chief Financial Officer and the signature block on page II-3 has been revised to reflect that Mr. Fornaro is signing in the capacity of Chief Financial Officer.

Exhibit Index, page II-4

3.              We note your response to our prior comment 40. Please provide us brief analyses as to why the lottery management services contracts, facilities management contracts, product sales contracts, and consortium agreements should not be filed as material contracts. In addition we note references to a “GTECH credit facility” and a “revolving credit facility” throughout the prospectus that appear to predate the November 4, 2014 revolving credit facility.  Please file all related loan agreements as exhibits or tell us why this is not necessary.

Response:  The lottery management services contracts, facilities management contracts, product sales contracts and consortium agreements described in the Registration Statement are ordinary course contracts which regularly accompany the kind of business conducted by GTECH (and which will be conducted by the Company) and none of the individual contracts in the above referenced categories account for more than 3.2% of the Company’s business.  Accordingly, these contracts are not required to be filed as “material contracts” under Item 601(10) of Regulation S-K.

With respect to GTECH’s previous revolving credit facility described in the Registration Statement, that agreement was terminated and replaced by the Senior Facilities Agreement dated November 4, 2014, which has been filed as Exhibit 10.6 of the Registration Statement.  Because the agreement is no longer in effect, will not be performed in whole or in part at or after the filing of the Registration Statement and was entered into more than two years prior to the filing of the Registration Statement (the previous revolving credit facility was entered into on December 20, 2010), the agreement is not required to be filed pursuant to Item 601(10)(i) of Regulation S-K.

Exhibit 5.1

4.              Please revise paragraph 1.3.5 to the extent that counsel is opining that the issuance of the shares comports with English law.  As such, clarify that this does not include the jurisdictional law as to which you are opining.

Response: Clifford Chance LLP has acted as advisor to the Company with respect to the issue of the Shares (as defined in Exhibit 5.1) and is willing to give an opinion as to the valid issuance of the Shares on the basis of the assumptions set out in the opinion.  However, Clifford Chance LLP is not responsible for ensuring the issuance of the Shares complies with law; this is a matter for the Company, having taken advice.  In addition, the opinion was dated 6 November 2014 and will be re-issued dated 15 December 2014.  As the shares will not be issued until April 2015, it is a statement of fact that Clifford Chance LLP has not been responsible for ensuring any issuance complies with legal or regulatory requirements.  We would respectfully submit that the Staff reconsider the request to have paragraph 1.3.5 amended.

5.              Refer to paragraph 2.  The opinion appears to be assuming that the shares will be duly authorized from the wording in the opening sentence and from paragraphs 2.1.1. and 2.1.2.  Please revise to remove this assumption or advise.  Refer generally to Staff Legal Bulletin 19, available on our website at www.sec.gov.

Response: In order for the Shares to be validly issued, the directors and shareholders will need to pass resolutions for this purpose, which cannot be passed until certain other conditions to the Mergers are satisfied or waived.  These resolutions are described in the assumptions at paragraphs 2(a) and (b) of Schedule 1 of Exhibit 5.1 (which were formerly paragraphs 2.1.1 and 2.1.2 of the opinion). It is intended that these resolutions will be passed after the Registration Statement is declared effective and such conditions are satisfied or waived.

Please note that Clifford Chance LLP has revised paragraph 2 of the opinion and paragraphs 2(a) and (b) of Schedule 1 to make it clear that the opinion covers the valid issuance of the shares at the time the Mergers become effective.

6.              Please revise the text in paragraph 3.1 “may only be relied upon by the persons to whom it is addressed.  We do not assume any duty or liability of any nature to any other person.” Shareholders are entitled to rely upon this opinion.  Likewise please revise paragraph 3.2.

Response: In response to the Staff’s comment, Clifford Chance LLP has modified paragraphs 3.1 and 3.2 of the opinion in Exhibit 5.1 to remove the express limitation on third parties from being able to rely upon the opinion.

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We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1378.

Sincerely,

WACHTELL, LIPTON, ROSEN & KATZ

/s/ Benjamin M. Roth
Benjamin M. Roth, Esq.

cc:             Alberto Fornaro

Executive Vice President and Chief Financial Officer

GTECH S.p.A.

Paul C. Gracey, Jr., Esq.

General Counsel and Secretary

International Game Technology

Thomas A. Cole, Esq.

Gary D. Gerstman, Esq.

Sidley Austin LLP

Andrew R. Brownstein, Esq.

Wachtell, Lipton, Rosen & Katz